Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-203127

Host Hotels & Resorts, L.P.

Final Term Sheet

October 8, 2015

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership

Title of Securities:	4.500% Series F Senior Notes due 2026

Aggregate Principal Amount:	$400,000,000 ($50,000,000 more than announced)

Trade Date:	October 8, 2015

Settlement Date:	October 14, 2015 (T+3)

Final Maturity Date:	February 1, 2026

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2016

Record Dates:	January 15 and July 15

Price to Public:	99.680%, plus accrued interest from October 14, 2015

Gross Proceeds:	$398,720,000

Coupon:	4.500%

Yield to Maturity:	4.540%

Spread to Treasury:	+248 basis points

Benchmark Treasury:	UST 2.00% due August 15, 2025

Benchmark Treasury Yield:	2.060%

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 40 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Within the period beginning on or after 90 days before maturity, the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

CUSIP / ISIN Numbers:	CUSIP: 44107T AW6 / ISIN: US44107TAW62

Use of Proceeds:

As a result of the increase in the principal amount of the notes, the Company estimates that the net proceeds from the sale of the notes will be approximately $395 million, after deducting discounts, fees and expenses payable by us.

The Company intends to use the net proceeds from the sale of the Series F senior notes, together with cash on hand and an additional $100 million draw under the Company’s New Term Loan, to redeem all of the Company’s $500 million aggregate principal amount of 6% Series V senior notes due 2020 at an aggregate redemption price of $515 million. Pending application of the net proceeds, the Company may invest the net proceeds in short-term securities.

Underwriters:

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Goldman, Sachs & Co. Deutsche Bank Securities Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Junior Co-Managers:

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Regions Securities LLC

SMBC Nikko Securities Americas, Inc.

UBS Securities LLC

Other Relationships:	Certain of the underwriters or their affiliates participate in, or are lenders under, our Credit Facility. Certain of the underwriters or their affiliates hold our outstanding 6% Series V Senior Notes due 2020 and, as a result of the redemption thereof with proceeds from this offering, as set forth under the heading “Use of Proceeds,” will receive a portion of the net proceeds from this offering.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or e-mail: dg.prospectus_requests@baml.com or J.P. Morgan Securities LLC collect at (212) 834-4533.